Punch TV Studios, Inc.
1123 Redondo Boulevard, Suite 200
Inglewood, California 90302
PunchTVStudios.com
909.486.4742

February 24, 2016

United States Security & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Melissa Gilmore
Andrew Mew
Donald Field
Justin Dobbie

Re:	Punch TV Studios, Inc.
Form 1-A Registration Statement (Registration no. 024-10491)
Originally filed on October 26, 2015, as amended.

Acceleration Request

Requested Date:         February 26, 2016
Requested Time:         2:01 PM Eastern Time

Ladies and Gentlemen:

Punch TV Studios, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form 1-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Abel R. Coombs, Esq. Registrant’s outside counsel, to orally modify or withdraw this Acceleration Request.

Registrant hereby acknowledges that:

•
Should the commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by telephone call to Mr. Joseph Collins at 909.486.4742.

Sincerely,
Punch TV Studios, Inc.

By:           /s/ Joseph Collins, Jr.
Joseph Collins, Jr.
Chief Executive Officer